ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, [redacted]сия 350000
телеф[redacted]-25-30
теле[redacted]
e-mail:
Расчет.
Кор.сч.
БИК
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

07022271

от 29.03.2007г. № 10.3.1/06-1345

на № ______ от ______

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

082-04721

RECEIVED APR 0 4 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 185

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint – Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notifications on the material facts.

Please find 2 pages enclosed.

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

dw 4/6

**Notice of the material fact**
Data on the stages of the securities issue procedure

| 1. General | |
|---|---|
| 1.1. Full registered name of the Issuer | *Public Joint –Stock Company "Southern Telecommunications Company"* |
| 1.2. Abbreviated registered name of the Issuer | *"UTK" PJSC* |
| 1.3. Place of the Issuer's business | *66, Karasunskaya Street, Krasnodar, 350000* |
| 1.4. Basic state registration number of the Issuer | *1022301172112* |
| 1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities | *2308025192* |
| 1.6. Unique Issuer's code assigned by the registering authority | *00062-A* |
| 1.7. URL of the Internet page used by the Issuer for information disclosure | *http://www.stcompany.ru* |



2. Contents of the notice

"Data on approving the decision on the securities issue (additional issue)"

2.1 Data on approving the decision on the securities issue:

2.1.1. The Issuer's governing body which took the decision on the bond issue:
***Board of Directors of Public Joint –Stock Company "Southern Telecommunications Company"***
2.1.2. Date and venue of the meeting (session) of the Issuer's governing body where the decision on the bond issue (additional issue) was approved:
***23rd March 2007, session in absentia***
2.1.3. The number and date of making up the Minutes of the meeting (session) of the Issuer's authorized governing body which took the decision on the bond issue
***Minutes № 30 of 26th March 2007***
2.1.4. Quorum and voting results on the decision on the securities issue.
***11 out of 11 members of the Board of Directors took part in the voting on the agenda items of the BoD meeting.***
***Voting results:***
***«for» - 11 members of the Board of Directors***
***«against» - none***
***«abstained» - none***
2.1.5. Type, category, series and other identification characteristics of the securities.
***Series 05 non-convertible interest-bearing documentary pay-to-bearer bonds with obligatory centralized custody (hereinafter referred to as the Bonds).***
2.1.6. Maturity date (for the Issuer's bonds and options).
***The Bonds shall be retired on the 1 820th (one thousand eight hundred and twentieth) day from the starting date of the bonds placement.***
If the maturity date happens to be week-end, national holiday or any other day off for settlement operations, the due sum shall be paid out on the first business day after the day off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.
***The starting and final dates of the Bonds' face value retirement coincide***
2.1.7. Number of securities to be placed and face value of each security of the issue
***2, 000, 000 (two million) Bonds with face value of 1,000 (one thousand) rubles each.***
2.1.8. Form of the bond placement
***Public subscription***
2.1.9. Price of the bond placement or the procedure for its determination:

***During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value, which is 1,000 (one thousand) rubles. Starting from the second day of the bond placement, a buyer when concluding a purchase and sale transaction shall pay accrued coupon income under the Bonds (NKD) calculated according to the following formula:***

$NKD = C1 * Nom * (T - T0) / 365 / 100\%$

where:

*NKD is the accrued coupon income in rubles;*
*Nom is the face-value of one Bond in rubles;*

*C1 is the size of the interest rate of the first coupon, in per cent per annum;*

*T is the date, as of which the NKD is calculated;*

*T0 is the placement start date*

***The value of the accrued coupon yield per Bond is determined accurate to one kopeck (with mathematical rounding off). In this case, the mathematical rounding rule shall mean a method of rounding where the whole kopeck(s) will not change if the digit next after the rounded one is 0 to 4, and will change, i.e. be increased by 1 change if the digit next after the rounded one is 5 to 9.***

2.1.10. The timing (starting and final dates) of the securities placement or the procedure of determining it:

***Starting date of the Bond placement shall be determined by the Issuer after the state registration of the bond issue and publicly disclosed in the following time:***

- ***on the news tape at least 5 (Five) days in advance of the Bonds' placement starting date;***
- ***on the web page at the address: http://www.stcompany.ru -at least 4 (Four) days in advance of the Bonds' placement starting date.***

***The starting date of the bond placement fixed by the Issuer's authorized governing body, can be changed by the decision of the same Issuer's body, provided all the requirements on the procedure of disclosing information about the change of the starting date of the bond placement stipulated by the standard legal acts of the Russian Federation, Decision on the Bond Issue and the Securities Offering Circular, are observed. In such a case, the Issuer shall be obliged to publish a notice of the change of the bond placement starting date in the above mentioned information sources at least 1 (one) day in advance of such a date.***

Final date of the placement, or procedure of fixing it:

***The earlier of the two following dates shall be the placement final date:***

***a) 15th (fifteenth) working day from the Bond placement starting date;***

***b) placement date of the last Bond of the issue.***

***In such a case the placement Final date cannot be later than a year from the date of the state registration of the Bonds issue.***

2.1.11. Other conditions of the bond placement determined by the Decision on the bond placement.

The possibility of Bonds acquisition:

***The possibility of Bonds acquisition by the Issuer under the agreement with the Bonds owner (owners) or on their demand is provided for, such Bonds being available for further circulation until the repayment deadline in compliance with the Decision on the securities issue and the Offering Circular.***

***Other conditions of Bonds placement are provided for by the Decision on the securities issue.***

2.1.12. The right of priority to the securities acquisition granted to the Issuer's shareholders and/or other persons.

***The right of priority is not provided.***

2.1.13. In case the Securities Offering Circular is registered at the Issuer's own discretion, the fact of acceptance by the Issuer of the obligation to disclose information after each stage of the securities issue procedure:

***Registration of the Securities Offering Circular by the Issuer is obligatory.***

| **3. Signature** | | |
|---|---|---|
| 3.1. Deputy General Director – Director for Economics and Finance | (Signature) | A. A. Dobryakov |
| 3.2. Date "26" March 20 07 | Official seal | |

**Notice of the material fact**
**"Data on the stages of the securities issue procedure"**

| 1. General | |
|---|---|
| 1.1. Full registered name of the Issuer | *Public Joint –Stock Company "Southern Telecommunications Company"* |
| 1.2. Abbreviated registered name of the Issuer | *"UTK" PJSC* |
| 1.3. Place of the Issuer's business | *66, Karasunskaya Street, Krasnodar, 350000* |
| 1.4. Basic state registration number of the Issuer | *1022301172112* |
| 1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities | *2308025192* |
| 1.6. Unique Issuer's code assigned by the registering authority | *00062-A* |
| 1.7. URL of the Internet page used by the Issuer for information disclosure | *http://www.stcompany.ru* |



| 2. Contents of the notice |
|---|
| ""Data on approving the decision on the securities placement" |

2.1 Data on approving the decision on the securities placement:

2.1.1. The Issuer's governing body which took the decision on the bond placement:
***Board of Directors of Public Joint –Stock Company "Southern Telecommunications Company"***
2.1.2. Date and venue of the meeting (session) of the Issuer's governing body where the decision on the bond placement was approved:
***23rd March 2007, session in absentia***
2.1.3. The number and date of making up the Minutes of the meeting (session) of the Issuer's authorized governing body which took the decision on the bond placement
***Minutes № 30 of 26th March 2007***
2.1.4. Quorum and voting results on the decision on the securities placement.
***11 out of 11 members of the Board of Directors took part in the voting on the agenda items of the BoD meeting.***
***Voting results:***
***«for» - 11 members of the Board of Directors***
***«against» - none***
***«abstained» - none***
***The decision is approved.***
2.1.5. Full wording of the approved decision on the securities placement:
***1. Based on the market value, to determine the placement price of series 05 non-convertible interest-bearing documentary pay-to-bearer bonds with obligatory centralized custody of Public Joint –Stock Company "Southern Telecommunications Company" (hereinafter referred to as the Bonds) equal to 100 (one hundred) percent of their face value, which is 1,000 (one thousand) rubles per one Bond.***

***2. To place 2, 000, 000 (two million) Bonds with face value of 1,000 (one thousand) rubles each, with a total par value of 2,000,000,000 (two billion) rubles on the following terms:***

- **Form of the bond placement**: ***Public subscription;***
- **Price of the bond placement**: ***During the first and the following days of the bond placement the bonds are to be placed at the price of 100 (one hundred) percent of their face value, which is 1,000 (one thousand) rubles. Starting from the second day of the bond placement, a buyer when concluding a purchase and sale transaction shall pay accrued coupon income under the Bonds (NKD) calculated according to the following formula:***

  $NKD = C1 * Nom * (T - T0) / 365 / 100\ \%$

  where:
  *NKD is the accrued coupon income in rubles;*
  *Nom is the face-value of one Bond in rubles;*
  *C1 is the size of the interest rate of the first coupon, in per cent per annum;*
  *T is the date, as of which the NKD is calculated;*
  *T0 is the placement start date*
- **Form of payment**: ***In money terms in currency of the Russian Federation by cashless settlement;***

- **Form, procedure and timing of the bond redemption:** ***The bonds shall be redeemed in money terms in currency of the Russian Federation by cashless settlement.***
  ***The Bonds shall be retired on the 1 820$^{th}$ (one thousand eight hundred and twentieth) day from the starting date of the bonds placement.***

***The respective amounts at retirement of the Bonds face value shall be paid out by the Payment agent on behalf and at the expense of the Issuer.***
***If the maturity date happens to be week-end, national holiday or any other day off for settlement operations, the due sum shall be paid out on the first business day after the day off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.***

- **The possibility of Bonds acquisition:** ***The possibility of Bonds acquisition by the Issuer is provided for, such Bonds being available for further circulation in compliance with the Decision on the securities issue and the Offering Circular.***
- ***The Bondholders (Bonds acquirers) shall bear expenses related to entering receipt record for the first buyer's (acquirer's) custody account.***
- ***Security on the bond issue: Fulfillment of obligations on the Bonds of Public Joint Stock Company "Southern Telecommunications Company" is to be guaranteed by "UTK-Finance" LLC.***

2.1.6. The right of priority of the securities acquisition granted to the Issuer's shareholders and/or other persons.
***The right of priority is not provided.***
2.1.7. In case the Securities Offering Circular is registered at the Issuer's own discretion, the fact of acceptance by the Issuer of the obligation to disclose information after each stage of the securities issue procedure:
***Registration of the Securities Offering Circular by the Issuer is obligatory.***

| **3. Signature** | | |
|---|---|---|
| 3.1. Deputy General Director – Director for Economics and Finance | (Signature) | A. A. Dobryakov |
| 3.2. Date " 26 " March 20 07 | Official seal | |

END